GLASSRATNER

August 10, 2015

Landwin Management, LLC
17200 Ventura Boulevard, Suite 206
Encino, California 91316

Re: Landwin Partners Fund I, LLC and Landwin Partners Fund II, LLC

Ladies and Gentlemen:

GlassRatner Advisory & Capital Group, LLC ("GlassRatner") was retained pursuant to an engagement letter dated July 27, 2015 ("Engagement Letter") to provide certain valuation services.

Pursuant to the terms of the Engagement Letter, GlassRatner conducted a valuation analysis to determine the estimated fair market value of Landwin Partners Fund I, LLC ("**Fund I**") and Landwin Partners Fund II, LLC ("**Fund II**" and with Fund I the "**Funds**") as of June 30, 2015 ("Valuation Date"). We understand that Fund I and Fund II are expected to merge into Landwin Realty Investments I, LLC ("Newco").

Value Conclusion

It is our opinion that as of the Valuation Date, the fair market values of the Funds (along with each Fund's percentage of the total combined value) are as follows:

Fund	Fair Market Value	% of Total
Landwin Partners Fund I, LLC	$18,170,000	88.63%
Landwin Partners Fund II, LLC	2,330,000	11.37%
Total	$20,500,000	100.00%

Standard and Premise of Value

The standard of value for this valuation assignment is *Fair Market Value*. Fair market value is defined as the price, expressed in terms of cash equivalents, at which property would change hands between a willing buyer and a willing seller, acting at arm's length in an open and unrestricted market, when neither is under compulsion to buy or to sell and when both having reasonable knowledge of the relevant facts.[1]

The premise of value is an assumption about the use of the subject assets (e.g., whether they are used as part of a going concern business entity, or sold in an orderly or forced liquidation). Based on our analysis, the going-concern premise of value represents the highest and best use of the Funds' (and Newco's) assets and its securities. Accordingly, our analysis assumes that the Funds' assets will continue to be used in their normal course of operations.

Scope of Review

During the course of our work, we interviewed the management of Landwin Management, LLC ("Landwin Management") and analyzed certain information, including, but not limited to the following: (1) financial and operating information for the Funds; (2) real estate appraisals prepared by Colliers International Valuation & Advisory Services, LLC ("Colliers International") and (3) other economic research.

Limiting Conditions

We understand our Valuation Report will be used to assist Landwin Management in connection with the following issues:

1. The prospective merger of Fund I and Fund II into Newco.

2. You providing disclosures in a registration statement regarding the issuance of shares of the common stock of Landwin Realty Trust, Inc. in connection with such merger and with related Securities and Exchange Commission ("SEC") filing purposes.

Accordingly, our Valuation Report and its conclusions are only valid for this stated purposes and its distribution is limited to the intended users, Landwin Management, the Funds' members, and the SEC. In absence of our written consent, neither the Valuation Report nor our name, in whole or in part, may be referenced in any document or publication distributed to third parties, other than those parties referenced above. Furthermore, we do not assume any responsibility or liability associated with any unauthorized use of our Valuation Report.

In connection with this assignment, we were provided with the Funds' financial and operating statements. We have accepted this information as accurately reflecting the results of the Funds'

[1] American Society of Appraisers—ASA Business Valuation Standards.

business operations. We, as valuation consultants, have not audited these data in the course of our analysis. Therefore, we express no opinion or other form of assurance regarding the accuracy of this information.

In connection with our valuation analysis, we assumed that neither of the Funds will pay any distributions of cash or property after the Valuation Date. Accordingly, the Fund' estimated fair market values were not reduced by a distribution of approximately $1,050,000 that is contemplated by the Funds.

Should additional information become available subsequent to the date of our Valuation Report, which could have a material impact on our analysis or value conclusions, we reserve the right to modify or supplement this report and our estimates of value. However, despite the preceding reservation of rights, we are under no obligation to prepare and provide any such update.

The Valuation Report provides the details of our valuation methodology, procedures, assumptions and fair market value results. The attached Statement of Assumptions and Limiting Conditions, Valuation Certification and Schedules are integral parts of the Valuation Report.

Description of the Funds

Fund I is a Delaware limited liability company that was formed on March 31, 2006. Fund I was organized as a private fund to acquire, hold and realize a pool of real estate and real estate investments, including but not limited to equity and debt investments. As of the Valuation Date, Fund I owned indirect interests in real property assets through its ownership of interests in two affiliated real estate companies, each of which in turn owns and operates a shopping center:

1. Watavision II, LLC. Fund I owns a 5.02% equity interest and a $2,200,000 preferred interest (at book value) in Watavision II, LLC ("Watavision"). Watavision owns a shopping center located on a 9.78 acre site at 6408 South McClintock Road in Tempe, Arizona.

2. 32nd St. LLC. Fund I beneficially owns an 11.36% equity interest in a property through 32nd St. LLC ("32nd St."). Fund I also owns a $2,750,000 (at book value) in 32nd St. 32nd St. and another entity are co-tenant owners in a shopping center located on a 1.15 acre site at 3165 East Lincoln Drive in Phoenix, Arizona. Their co-tenant ownership interests are 63.4% and 36.6%, respectively. We were informed by Landwin Management that overall, Fund I owns 17.9% of 32nd St. itself; therefore, its ownership interest in the underlying property effectively equals 17.9% multiplied by 63.4%, or 11.36%.

Watavision and 32nd St. are referred to collectively as the "Real Estate Entities" in this Valuation Report.

Fund I also held cash and other assets as of the Valuation Date.

Fund II is a Delaware limited liability company that was formed in 2007. Fund II was organized as a private fund to acquire, hold and realize a pool of real estate related investments, including but not limited to equity and debt investments. As of the Valuation Date, Fund II held cash and other assets, but no real estate-related assets.

Valuation Methodology

This section describes the generally accepted valuation methodologies that we we considered in connection with our valuation analysis of the Funds. There are numerous techniques and methods to derive the value of an ongoing business enterprise. However, these techniques can generally be categorized into three distinct valuation approaches:

- Cost or Asset Approach
- Income Approach
- Market Approach

Within these approaches, valuation analysts will use one or more methods when valuing a business and/or its ownership interests. The objective of using more than one approach or method (if applicable) allows one to view the target entity from differing perspectives to form an opinion as to the value conclusion. The method or methods selected for each valuation will depend on judgment and experience with similar valuations and upon the quantity and quality of available financial, operational and industry data.

The three generally accepted valuation approaches we considered are described below:

<u>The Cost Approach</u>: This valuation approach considers the accumulated values of the underlying assets and liabilities of the subject company. The broad categories of assets that may be analyzed include: (1) current assets (such as cash and marketable securities, accounts receivable, and inventories); (2) tangible property (such as machinery and equipment); (3) real estate (land and buildings); and (4) intangible property (such as patents, copyrights, customer relationships, contracts, trademarks, a trained and assembled work force, and goodwill). Liabilities can include: (1) current liabilities (such as trade accounts payable and current accruals), (2) long-term debt (such as bonds or mortgages), and (3) contingent liabilities (such as environmental contamination and other regulatory actions, tax audits, and legal exposures).

<u>The Income Approach</u>: The income approach is based on the principle that the value of a business is equal to the present value of the future economic income expected to be earned by the business owners. There are two generally accepted income approach business valuation methods: (1) the direct capitalization method and (2) the yield capitalization method. The direct capitalization method is based on the principle that economic income in every year after the valuation date is expected to increase or decrease at a constant rate (that rate may be positive,

negative, or zero) into perpetuity. The yield capitalization method is based on the principle that expected income will increase or decrease at a non-constant rate over a specified discrete projection period. One generally accepted measure of economic income used in the yield capitalization method is cash flow. When cash flow is used as the measure of economic income, the yield capitalization method is often called the discounted cash flow ("DCF") method.

The Market Approach: The prices of securities of companies in the same or similar lines of business provide market-derived pricing information. First, the various market approach valuation methods involve the identification, analysis, and selection of guideline (or comparative) companies. Second, the market approach methods extract a relationship between (1) the security/transaction prices of the selected sample of guideline companies and (2) the historical or prospective financial fundamentals of the selected guideline companies. Third, market-derived valuation pricing multiples are used as a basis for selecting the valuation pricing multiples to apply to the subject company financial fundamentals. The sources of guideline companies can include either (1) publicly traded companies or (2) or merged and acquired companies.

We considered all three of the above mentioned valuation approaches in estimating the value of each of the Funds as of the valuation date. We did not utilize the income approach because we have concluded that the value of each of the Funds is derived from the value of the assets held by each Fund, and not from expected future economic income. We did not utilize the market approach because we were not able to locate transactions in entities sufficiently similar to either of the Funds. We therefore utilized the cost approach, which estimates the value of each Fund based on the cost to replicate the subject entity. Within the cost approach, we utilized the net asset value method, which considers the fair market value of the individual assets and liabilities held by each of the Funds and calculates equity value as the value of the assets less the value of the liabilities.

Application of the Cost Approach

Our application of the cost approach involved performing a "bottoms up" valuation analysis in which we first estimated the fair market value of the Real Estate Entities, and then allocated the value of these entities to the Funds based on their ownership interests.

Net Asset Value Method

Our valuation analysis relied upon internally prepared balance sheets for the subject entities provided by management of the Funds. The cost approach involves tabulating the assets and liabilities of the subject entities at their historical cost book value. We then estimated the fair market value of each asset and liability based on the nature of each asset or liability as follows:

1. For assets such as bank accounts and tangible current assets, we assumed that the fair market value of each asset equaled its book value.

2. For intangible assets which could not be liquidated for cash, we assumed that the fair market value was zero.

3. For real estate owned by the Real Estate Entities, we based the fair market value of the underlying real estate on real estate appraisals prepared by Colliers International.[2]

4. For liabilities that were tangible liabilities (representing liabilities that required settlement before allocating value to the investors in each company), we assumed that the fair market value of each liability equaled its book value.

5. For liabilities that were intangible liabilities (and would not require settlement), we assumed that the fair market value of each of these liabilities equaled zero.

Consideration of Existing Investor and Preferred Investor Interests in the Real Estate Entities

The Real Estate Entities each initially issued a single class of limited liability company membership interests that were held by the initial investors in each company ("Existing Investors"). Each of the Real Estate Entities subsequently issued additional ownership interests in the form of "Preferred Investor" membership interests.

In 2011, Fund I invested \$2.75 million in 32nd St. and received Preferred Investor interests in that company. Following the preferred investment, both the Existing Investors and the Preferred Investors were allocated preferred interest on their investments at a rate of 5% for Preferred Investors capital and 1% for Existing Investors capital.

In 2012, Fund I invested \$2.2 million in Watavision and received Preferred Investor interests in that company. Following the preferred investment, both the Existing Investors and the Preferred Investors were allocated interest on their investments at a rate of 5% in 2012 and 2013 and 6% in 2014 and afterword (i.e., both classes of investment in Watavision received the same interest rate each year).

The interest receivable is referred to as "preferred returns" in this report. In allocating the value of each of the Real Estate Entities to the different ownership interests, the following order of priority was utilized:

1. Preferred Investors preferred return
2. Existing Investors preferred return
3. Preferred Investors capital balance
4. Existing Investors capital balance

---

[2] The real estate appraisals prepared by Colliers International utilize a valuation date of August 1, 2015. We assume these indications of value reflect fair market value of the real estate as of the Valuation Date.

5. Remaining value allocated to Preferred Investors and Existing Investors in proportionate percentages to their capital account balances (i.e., excluding preferred returns)

We have been informed by the management of Watavision that Watavision has not made any interest payments to either the Existing Investors or the Preferred Investors. We have been informed by management of 32nd St. that 32nd St. made interest payments of $2,326 in 2014 and $60,000 during the first six months of 2015.

We therefore calculated the preferred returns owed to Fund I as of the Valuation Date by each of Watavision and 32nd St. These amounts are included in the calculation of the fair market value of the Existing Investor and Preferred Investor interests held in each of the Real Estate Entities by Fund I.

Calculation of the Fair Market Value of the Real Estate Entities

We first calculated the fair market value of the Real Estate Entities. We treated the assets and liabilities of each of these entities as described above. We then allocated the value according to the priority of the different investments in each company as discussed above. These analyses are presented in Exhibit 7 (for 32nd St.) and Exhibit 6 (for Watavision).

Exhibit 5 illustrates our waterfall allocation of 32nd Street's fair market value to its various ownership classes. This allocation considered (1) the 63.4% co-tenant interest held by 32nd St. in the underlying real estate, (2) Fund I's 17.9% ownership interest in 32nd St., and (3) the allocation of the remaining value (after payment of preferred dividends and capital balances) of 69% to the Preferred Investors and 31% to the Existing Investors according to their capital balances. This analysis also includes a receivable held 100% by Fund I though 32nd St. of $195,094 from Martin Landis (the Chairman of Landwin Realty Trust, Inc.) per Landwin Management.

Exhibit 4 illustrates our waterfall allocation of Watavision's fair market value to its various ownership classes. This allocation considered (1) the 5.02% Existing Investor ownership interest in Watavision held by Fund I and (2) the allocation of the remaining value (after payment of dividends and capital balances) of 26% to Preferred Investors and 74% to Existing Investors according to their capital balances.

Exhibits 2 and 3 illustrate the Net Asset Value method indications of value for Fund I and Fund II, respectively. Exhibit 1 summarizes our valuation conclusions for Fund I and Fund II, as well as the percentage of the total of the Funds held by each Fund.

Consideration of Loan Guaranty

We have been informed by Landwin Management that Fund I is the guarantor of a loan executed on January 9, 2015 by Landwin Chandler, LLC. Based on discussions with Landwin

Management and its professional advisors, we have assumed for the purposes of our valuation analysis that the likelihood that Fund I will be required to make any payments regarding this loan guarantee is de minimis. We have therefore assumed that the fair market value of this contingent liability is zero.

Conclusion

Based on the analyses summarized in this valuation report and the attached schedules, it is our opinion that:

1. The fair market value of Fund I is $18,170,000.

2. The fair market value of Fund II is $2,330,000.

3. The total value of the Funds is $20,500,000. Therefore, Fund I represents 88.63% of the total value of the Funds, and Fund II represents 11.37% of the total value of the funds.

Respectfully submitted,

GlassRatner Advisory & Capital Group LLC

GlassRatner Advisory & Capital Group LLC

Appendix A

Statement of Assumptions and Limiting Conditions

The engagement is subject to the following assumptions and limiting conditions.

1. This report and the conclusions of value arrived at herein are for the exclusive use of GlassRatner's clients for the sole and specific purposes as noted in the report. They may not be used for any other purpose or by any other party for any purpose. Furthermore the report and conclusions of value are not intended by the author and should not be construed by the reader to be investment advice in any manner whatsoever. The conclusions of value represent the considered opinion of GlassRatner based on information furnished to them by the retaining parties and other sources and do not constitute any recommendation to any holder of the common stock of Landwin Realty Trust, Inc. or any prospective investor in such company.

2. Nothing came to our attention to cause us to believe that all facts and data set forth in this report are not true and correct. We have not knowingly withheld or omitted anything affecting value.

3. GlassRatner and its associates have no present or contemplated future interest in the subject interests of this report. We have no interest in or bias with respect to the subject interests or to the owners thereof.

4. The fee for this valuation is not contingent upon value reported and the valuation is valid only for the purpose specified herein. We have no responsibility or obligation to update this report for events or circumstances occurring subsequent to the date of this report.

5. All opinions as to values stated are presented as our considered opinion based upon the facts and data as set forth in the report. No responsibility is assumed for a seller's inability to obtain a purchaser at the values reported herein.

6. No opinion is intended to be expressed for matters that require legal or other specialized expertise, investigation, or knowledge beyond that customarily employed by valuation specialists valuing a business, a business ownership interest, security, or intangible asset.

7. No responsibility is assumed for matters of a legal nature or other specialized expertise, investigation or knowledge beyond that customarily employed by appraisers valuing businesses. GlassRatner assumes no responsibility for matters of a legal nature affecting the property appraised, nor is any opinion of title rendered. The appraisal assumes ownership in the highest form. Other than any specific exceptions described within the report, in reliance on management's representations, GlassRatner has not reviewed any legal documents including, but not limited to, the articles of incorporation and bylaws (including amendments), minute books, distribution or franchise agreements, leases, employee or collective bargaining agreements, documents related to litigation or the like, warranties, guarantees, or loan agreements. To the extent GlassRatner has reviewed such documents, it is acknowledged that evaluation of them, relative to any legal considerations or impact is outside the skills of the appraiser.

8. Financial statements and other related information provided by the parties or their representatives, in the course of this engagement, have been accepted without any

verification as fully and correctly reflecting the enterprise's business conditions and operating results for the respective periods. GlassRatner has not audited, reviewed, or compiled the financial information provided to us and, accordingly, we express no audit opinion or any other form of assurance on this information.

9. Public information and industry and statistical information, if obtained, has been derived from sources we believe to be reliable. However, GlassRatner makes no representation as to the accuracy or completeness of such information and has performed no procedures to corroborate the information.

10. We do not provide assurance on the achievability of the results forecasted by the parties because events and circumstances frequently do not occur as expected; differences between actual and expected results may be material; and achievement of the forecasted results is dependent on actions, plans, and assumptions of management.

11. This report is a valuation report designed to give a conclusion of value. It is not an accounting report and it should not be relied upon to disclose hidden assets or to verify financial reporting. The report is an opinion of value of the specific assets and liabilities considered by GlassRatner.

12. The conclusion of value arrived at herein is based on the assumption that the current level of management expertise and effectiveness would continue to be maintained, and that the character and integrity of the enterprise through any sale, reorganization, exchange, or diminution of the owner's participation would not be materially or significantly changed.

13. GlassRatner does not purport to be a guarantor of value. Valuation of closely held companies is an imprecise science, with value being a question of fact, and reasonable people can differ in their opinions of value. GlassRatner has, however, used conceptually sound and commonly accepted methods and procedures of valuation in determining the opinion of value included in this report.

14. This written business valuation contains historical and normalized financial statements, as well as other financial presentations, used solely in developing and presenting the valuation of the entity, specified assets, and/or equity interest of such entity. These financial statements may contain departures from generally accepted accounting principles (GAAP) or other comprehensive basis of accounting (OCBOA) because the purpose of such statements is solely to assist in developing and presenting the business valuation of an entity, specified assets, and/or equity interest of such entity. For this reason, it is understood by all parties that the financial statements, as well as other financial presentations, included in this written business valuation will not be used to obtain credit or for any purpose other than developing and presenting a business valuation of the entity, specified assets, and/or equity interest of such entity.

15. Users of this business valuation report should be aware that business valuations are based on assumptions regarding future earnings potential and/or certain asset values, which may or may not materialize. Therefore, the actual results achieved in the future will vary from the assumptions utilized in this valuation, and the variations may be material.

16. We have relied upon the representations of the owners, management, and other third parties concerning the value and useful condition of all equipment used in the business and any other assets or liabilities except as specifically stated to the contrary in this report. We

have not attempted to confirm whether or not all assets of the business are free and clear of liens and encumbrances, or that the company has good title to all assets.

17. In connection with this engagement, GlassRatner appraised none of the fixed assets.

18. Future services regarding the subject matter of this report, including, but not limited to testimony or attendance in court, shall not be required of GlassRatner unless previous arrangements have been made in writing.

19. This appraisal, unless specifically stated otherwise herein, assume there are neither litigious, regulatory compliance and/or similar problems, nor restrictions or other qualifications within the documents referred to above, which could materially affect the value of the property being appraised. No representations or warranties are expressed or implied regarding such conditions and no consideration has been given to the possible effects of any such conditions.

20. The conclusion of value is based on the stated definition of value. An actual transaction involving the business, the business ownership interest, the security, or the intangible asset may occur at a higher or lower value, depending on the circumstances surrounding the business, the business ownership interest, the security, or the intangible asset, and the motivations and knowledge of both the buyers and sellers at that time. GlassRatner makes no guarantees about what values individual buyers and sellers may reach in an actual transaction.

21. GlassRatner assumes there are no other hidden or unexpected conditions of the entity that would adversely affect value, other than those indicated.

Appendix B

Appraiser's Certification

We certify that, to the best of our knowledge and belief:

- The statements of fact contained in this report are true and correct. The economic and industry data included in this valuation summary report have been obtained from various printed or electronic reference sources that are believed to be reliable. We have not performed any corroborating procedures to substantiate that data.
- The analyses, opinions and conclusion(s) of value included in this report are limited only by the reported assumptions and limited conditions and are our personal, impartial, and unbiased professional analyses, opinions and conclusions.
- We have no bias with respect to the property that is the subject of this valuation report or to the parties involved with this assignment. We have no personal interest with respect to the parties involved.
- Our engagement in this assignment was not contingent upon developing or reporting predetermined results. Furthermore, our compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value conclusion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this valuation report.
- We did not use the work of any outside specialist to assist me during this valuation engagement other than the indicated real estate appraisals. No one else provided significant business and/or intangible asset appraisal assistance to the person(s) signing this certification.
- We have not made a personal inspection of the subject business.
- We have no obligation to update this report or the opinion of value for information that may come to our attention after the date of the report unless specified otherwise in the report.
- Disclosure of the contents of this report is subject to the requirements of the Appraisal Institute, the American Society of Appraisers, and the other professional organizations of which we are members related to review by their duly authorized representatives.

GlassRatner Advisory + Capital Group LLC

GlassRatner Advisory & Capital Group LLC

Schedule 1
Landwin Partners Fund I, LLC
Landwin Partners Fund II, LLC
Valuation Summary

	Reference	Fair Market Value	% of Total
Landwin Partners Fund I, LLC	Schedule 2	$ 18,170,000	88.63%
Landwin Partners Fund II, LLC	Schedule 3	2,330,000	11.37%
Total		$ 20,500,000	100.00%

Schedule 2
Landwin Partners Fund I, LLC
Fair Market Value - Cost Approach

	Book Value 6/30/2015	Fair Market Value 6/30/2015	Reference
Assets			
Cash & equivalents	$ 11,720,965	$ 11,720,965	
Non-current assets:			
Deferred offering costs	$ 424,044	$ -	
Due from Fund II	3,680	3,680	
Investment in Watavision LLC (Existing Investor)	317,628	459,503	Exhibit 4
Investment in Watavision LLC (Preferred Investor)	2,200,000	3,159,177	Exhibit 4
Investment in 32nd St. LLC (Existing Investor)	(145,674)	4,886	Exhibit 5
Investment in 32nd St. LLC (Preferred Investor)	2,750,000	3,000,420	Exhibit 5
Loan receivable - 32nd St. LLC	41,800	41,800	
Total non-current assets	$ 5,591,478	$ 6,669,465	
Total assets	$ 17,312,443	$ 18,390,430	
Liabilities			
Deferred revenue	$ 36,813	$ -	
Payroll tax payable	8,812	8,812	
Accounts payable	174,045	209,101	
Total liabilities	$ 219,669	$ 217,913	
Member's capital	$ 17,092,774	$ 18,172,517	
Total liabilities and member's capital	$ 17,312,443	$ 18,390,430	
Fair Market Value of Landwin Partners I, LLC (rounded)		**$ 18,170,000**	

Data source: Landwin Management and as noted.

Schedule 3

Landwin Partners Fund II, LLC

Fair Market Value - Cost Approach

	Book Value 6/30/2015	Fair Market Value 6/30/2015
Assets		
Cash & equivalents	$ 2,047,451	$ 2,047,451
Non-current assets:		
Loan receivable 32nd St. LLC	$ 250,000	$ 250,000
Interest receivable - 32nd St. LLC	76,321	76,321
Deferred offering expenses	80,490	-
Total non-current assets	406,811	326,321
Total assets	$ 2,454,262	$ 2,373,772
Liabilities:		
Due to Fund I	$ 3,680	$ 3,680
Payroll tax payable	1,803	1,803
Accrued expenses	33,406	33,406
Total liabilities	$ 38,889	$ 38,889
Member's capital	$ 2,415,373	$ 2,334,883
Total liabilities and member's capital	$ 2,454,262	$ 2,373,772
Fair Market Value of Landwin Partners II, LLC (rounded)		**$ 2,330,000**

Schedule 4
Watavision II, LLC
Value of Investments Held by Fund I in Watavision II, LLC

Line #	Description	Amount	Reference
1	Value of total member's capital	$ 12,312,622	Schedule 6
	Accrued balances as of June 30, 2015		
2	Preferred Investors preferred return	$ 380,642	Per Landwin Management
3	Existing Investors preferred return	1,171,955	
4	Preferred Investors capital balance	2,200,000	
5	Existing Investors capital balance	6,334,892	
6	Payoff to Preferred Investors preferred return	$ 380,642	(2)
7	Balance forward	$ 11,931,980	(1) - (6)
8	Payoff to Existing Investors preferred return	$ 1,171,955	(3)
9	Balance forward	$ 10,760,025	(7) - (8)
10	Payoff to Preferred Investors capital balance	$ 2,200,000	(4)
11	Balance forward	$ 8,560,025	(9) - (10)
12	Payoff to Existing Investors capital balance	$ 6,334,892	(5)
13	Balance forward	$ 2,225,133	(11) - (12)
14	Percentage of remaining balance to Preferred Investors	26%	
15	Allocation to Preferred Investors	$ 578,535	(13) x (14)
16	Percentage of remaining balance to Existing Investors	74%	
17	Allocation to Existing Investors	$ 1,646,599	(13) x (16)
18	**Fair market value of Fund I Preferred Investors Interest**	**$ 3,159,177**	(6) + (10) + (15)
19	Fair market value of total Existing Investors member's capital	$ 9,153,446	(8) + (12) + (17)
20	Landwin Partners I, LLC Ownership Interest	5.02%	
21	**Fair market value of Fund I Existing Investors Interest**	**$ 459,503**	(19) x (20)
22	**Total Fund I Ownership Interest**	**$ 3,618,680**	(18) + (21)

Schedule 5
32nd St. LLC
Value of Investments Held by Fund I in 32nd St. LLC

Line #	Description		Amount	Reference
1	Value of total member's capital		$ 2,848,376	Schedule 7
2	Interest receivable by 32nd St. LLC from Martin Landis		195,094	See text.
3	Available Proceeds of 32nd St. LLC		$ 3,043,470	(1) + (2)
	Accrued balances as of June 30, 2015			
4	Preferred Investors preferred return		$ 494,868	Per Landwin Management
5	Existing Investors preferred return		43,050	
6	Preferred Investors capital balance		2,750,000	
7	Existing Investors capital balance		1,230,000	
8	Payoff to Preferred Investors preferred return		$ 494,868	Min (3), (4)
9	Balance forward		$ 2,548,602	(3) - (8)
10	Payoff to Existing Investors preferred return		$ 43,050	Min (5), (9)
11	Allocation to Existing Investors	63.4%	27,294	(10) x .634
12	% owned by Fund I	17.9%	4,886	(11) x .179
13	Balance forward		$ 2,505,552	(9) - (10)
14	Payoff to Preferred Investors Capital Balance		$ 2,505,552	Min (6), (13)
15	Balance forward		$ -	(9) - (10)
16	Payoff to Existing Investors capital balance		$ -	(5)
17	**Fair market value of Fund I Preferred Investors Interest**		**$ 3,000,420**	(8) + (14)
18	**Fair market value of Fund I Existing Investors Interest**		**$ 4,886**	(12)
19	**Total Fund I Ownership Interest**		**$ 3,005,306**	(17)+(18)

Schedule 6
Watavision II, LLC
Fair Market Value - Cost Approach

	Book Value 6/30/2015	Fair Market Value 6/30/2015	
Assets			
Current assets:			
Cash and cash equivalents	$ 911,196	$ 911,196	
Accounts receivable	264,788	264,788	
Other current assets	309,815	309,815	
Total current assets	$ 1,485,798	$ 1,485,798	
Land	$ 2,236,788	$ -	[a]
Fixed assets	10,245,129	24,000,000	[b]
Other assets (intangible)	508,022	-	
Architectural fees	39,291	39,291	
Deposits	2,900	2,900	
Leases under rent	62,161	-	
Total assets	$ 14,580,088	$ 25,527,989	
Liabilities			
Accounts payable	$ 158,396	$ 158,396	
Other current liabilities	117,716	117,716	
Total current liabilities	$ 276,113	$ 276,113	
Management fees payable	$ 56,939	$ 56,939	
Loan payable	12,882,315	12,882,315	
Total liabilites	$ 13,215,367	$ 13,215,367	
Member's capital	$ 1,364,722	$ 12,312,622	
Total liabilities and member's capital	$ 14,580,088	$ 25,527,989	

[a] Fair market value of land is included in fair value of fixed assets.
[b] Per real estate appraisal prepared by Colliers International.

Data source: Landwin management.

Schedule 7
32nd St. LLC
Fair Market Value - Cost Approach

	Book Value 6/30/2015	Fair Market Value 6/30/2015	
Assets			
Current assets:			
Cash and cash equivalents	$ 169,575	$ 169,575	
Accounts receivable	210,874	210,874	
Other current assets	71,739	71,739	
Total current assets	$ 452,188	$ 452,188	
Land	$ 1,398,400	$ -	[a]
Fixed assets	3,545,975	6,750,000	[b]
Other assets (intangible)	175,841	-	
Total assets	$ 5,572,404	$ 7,202,188	
Liabilities			
Accounts payable and accrued expenses	$ 325,691	$ 325,691	
Loan payable - Fund I	41,800	41,800	
Loan payable - Fund II	326,321	326,321	
Loan payable	3,660,000	3,660,000	
Total liabilities	$ 4,353,812	$ 4,353,812	
Member's capital	$ 1,218,592	$ 2,848,376	
Total liabilities and member's capital	$ 5,572,404	$ 7,202,188	

[a] Fair market value of land is included in fair market value of fixed assets.
[b] Per real estate appraisal prepared by Colliers International.

Data source: Landwin Management and as noted.